EXHIBIT 3

June 6, 2008

Fredric H. Gould

Chairman

ONE LIBERTY PROPERTIES, INC.

60 Cutter Mill Road, Suite 303

Great Neck, NY 11021

Dear Fred:

As you know, the fund I represent, ROCA Real Estate Securities Fund, L.P., is one of your largest shareholders, owning over 5.7% of OLP’s common stock. ROCA has patiently accumulated its position over the last two years based on our belief that OLP’s business strategy was sound and its leadership team competent. However, my meeting with you on April 1 was extraordinarily disappointing, causing us to question both of those assumptions.

As to OLP’s business strategy, our attached letter sent on January 18, 2008, to which your CEO never responded, raised a number of legitimate questions and concerns regarding OLP’s business strategy given the precipitous drop in OLP’s stock price and the radically altered commercial real estate landscape in the U.S. Simply put, we think OLP is much too small to bear the overhead associated with being a public company. In addition, we believe that OLP’s overhead, even excluding public company costs, is much higher than it should be for a company that did not acquire any properties in 2007 and that, in our opinion, continues to maintain a passive portfolio of properties that should not require a large amount of management or administrative resources. For example, pursuant to OLP’s Form 10-K filed on March 13, 2008, in exchange for your service as a part-time officer of OLP, you received $250,000 in salary for 2007. Majestic Property Management Corp., a company wholly-owned by you, received approximately $2.3 million in fees in 2007. Payments to you and Majestic alone equaled 13.6% of OLP’s Funds From Operations, which totaled $18.65 million in 2007. We believe the overhead that OLP is forced to share with your other personal businesses and your excessive salary, further exacerbate OLP’s cost issues. Our view is that the best business strategy for OLP is to liquidate OLP’s portfolio of properties, distribute the cash and cease existing.

As to the competence of you and your management team, both are, in our minds, clearly in question. You opened our April 1st meeting, which I flew 2,500 miles to attend, by placing a tape recorder on the table and declaring, among other things:

1.	Based on ROCA’s thoughtful letter suggesting changes in the company’s strategy that ROCA was now viewed as a “hostile” investor; and

2.	That ROCA had traded on insider information; a comment which has no basis.

Let me first make clear that ROCA does not desire to be a “hostile” investor but it is certainly a concerned investor. When I asked you a simple question about business operations, I was told that any information requested could be found in OLP’s public filings. That was it; our meeting was over in five minutes. Fred, outside investors own close to 78% of OLP and OLP insiders own 22%. We believe that you run the company like a private fiefdom with rampant and readily apparent conflicts of interest. With my 40 plus years in commercial real estate and experience as the CEO of four public companies, I can assure you that public company governance standards are appreciably higher today than in the past. In our view, the times when company founders could treat stockholders with your imperious style are-thankfully-long gone. We believe it is time for you to deal with today’s reality and pursue the liquidation of the company.

/s/ Ray Wirta
Ray Wirta
ROCA Real Estate Securities Fund, L.P.

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